

Mail Stop 4631

August 12, 2009

Via U.S. mail and facsimile

Mr. Daniel Khesin, President
Divine Skin Inc.
1135 Kane Concourse, 6TH Floor
Bay Harbor, Florida 33154

        RE: Divine Skin Inc.
                Amendment No. 2 to Registration Statement on Form 10
                Filed August 5, 2009
                File No. 0-53680

Dear Mr. Khesin:

        We have reviewed this filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We partially reissue comment 2 of our July 13, 2009 letter. Please provide support for all of your product claims.

Item 1. Business, page 1

2. We have read your response to comment 5 and the revision made on page 4 in the Manufacturing and Suppliers section. As you have disclosed in the first paragraph thereunder, you began to formulate certain of your products yourselves in an effort to control quality and reduce costs. However, we note in the following paragraph your statement that "At present, the Company is dependent upon manufacturers for the production of all of its products." Therefore, please revise accordingly and ensure all such disclosure is consistent throughout your filing.

Regulation, page 6

3. Please reconcile the statement on page 6 that you currently believe that your products are not subject to any specific material regulations with the statement on page 1 that "Polaris was founded, to distribute enhanced professional versions of the Company's products that, due to government regulations, can only be sold to physicians and to foreign distributors where local regulations permit consumer distribution."

Note 5. Other Assets, page F-14

4. You state that in 2008, the Company advanced funds to related companies to assist in their development of new product lines and distribution channels but that in the first quarter of 2009, both related parties became your wholly owned subsidiaries and accordingly all such advances were eliminated in consolidation. We note from the March 31, 2009 statement of cash flows that there was a cash receipt of $29,587 from related parties. If such line item represents activity to/from Sigma Development and Polaris Labs, then please explain to us why this amount exists as of March 31, 2009, and/or was apparently not eliminated in consolidation.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or in her absence Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding the financial statements. Please contact Errol Sanderson, Financial Analyst, at (202) 551- 3746 or Craig Slivka, Special Counsel with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Brian A. Pearlman
Roetzel & Andress, LPA
100 S. E. Third Avenue, 8th Floor
Fort Lauderdale, Florida 33394